UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St. Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Attached hereto and incorporated by reference herein are a proxy statement and proxy card being sent to shareholders in connection with the company's upcoming Special General Shareholders Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

/s/ Ortal Klein

Ortal Klein, Adv.
August 8, 2013	Corporate Secretary

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum, 60972 Israel

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) to be held at 10:30 a.m., Israel time, on September 9, 2013 at the Company's offices at Europark Yakum, France Building, Yakum, Israel. The purposes of the Meeting are (i) to approve the Company's Compensation Policy, (ii) to approve the terms of employment of Ms. Limor Ganot, the Co-Chief Executive Officer of the Company, and (iii) to re-approve the terms of service of Mr. David Wiessman, the Chief Executive Officer and Chief Operating Decision Maker of the Company.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very Truly Yours,

Yitzhak Bader

Chairman of the Board of Directors

Tel-Aviv, Israel

August 8, 2013

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972 Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) will be held at 10:30 a.m., Israel time, on September 9, 2013 at the Company's offices at Europark Yakum, France Building, Yakum, Israel, in order to adopt the following resolutions or to consider the following items:

1.	To approve the Company's Compensation Policy;

2.	To approve the terms of employment of Ms. Limor Ganot, the Co-Chief Executive Officer of the Company; and

3.	To re-approve the terms of service of Mr. David Wiessman, the Chief Executive Officer and Chief Operating Decision Maker of the Company.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Shareholders of record at the close of business on August 5, 2013 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by August 18, 2013.

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Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

Yitzhak Bader

Chairman of the Board of Directors

Tel-Aviv, Israel

August 8, 2013

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972 Israel

PROXY STATEMENT

For the Special General Meeting of Shareholders

to be held on September 9, 2013

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by the Bank of New York Mellon (“BONY”), of Alon Blue Square Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the “Meeting”), to be held on September 9, 2013 at 10:30 a.m. (Israel time) at the offices of the Company, at Europark Yakum, France Building, Yakum, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolutions or to consider the following items:

1.	To approve the Company's Compensation Policy;

2.	To approve the terms of employment of Ms. Limor Ganot, the Co-Chief Executive Officer of the Company; and

3.	To re-approve the terms of service of Mr. David Wiessman, the Chief Executive Officer and Chief Operating Decision Maker of the Company.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two (2) business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, to the extent permitted by applicable law and stock exchange rules, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about August 8, 2013. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

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Only shareholders and ADR holders of record at the close of business on August 5, 2013 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on August 2, 2013, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Items 1, 2 and 3, provided that either (i) such majority includes at least a majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the given Item (abstentions will not be taken into account); or (ii) the total number of votes against such Item among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the Items considered at the Meeting, although they will be counted in determining whether a quorum is present.

ITEM 1 – APPROVAL OF THE COMPANY'S COMPENSATION POLICY

Under Amendment No. 20 to the Companies Law ("Amendment No. 20"), the terms of office and employment of officers and directors (the “Office Holders”) of public companies, such as the Company, should be determined in accordance with an officer and director compensation policy (the "Compensation Policy"). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee, and (ii) the shareholders of the Company, subject to the ability of the Board of Directors to approve the Compensation Policy despite the objection of shareholders, as described below. We are required to adopt a Compensation Policy no later than September 12, 2013 based on the guidelines specified in Amendment No. 20. In accordance with Amendment No. 20, the Compensation Policy must be reviewed and re-approved every three years.

On July 23, 2013, in accordance with the provisions of Amendment No. 20 and following the recommendation of the Compensation Committee, the Board approved the Compensation Policy and recommended its approval by the shareholders. A convenience English translation of the Compensation Policy approved by the Board is attached hereto as Appendix A. The considerations which guided the Company's Compensation Committee and Board in recommending this policy were: promoting the Company's long-term best interests, its work plan and policy from a long-term perspective, creation of appropriate incentives for Company Office Holders considering the Company's risk management policy, the size and nature of its operations, and, with regard to terms of office and employment which include variable components, the officer's contribution to achieving the Company's objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer's role.

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The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and by the Board, in consultation with an external advisor. The Compensation Policy principles were designed to grant a proper balance between a desire to compensate Office Holders on their success to hire, incentivize and retain quality Office Holders for a long term and the need to ensure that the compensation structure is consistent with the Company's business overall organizational strategy for the long term, taking into account the Company's risk management policies

Among other things, the Compensation Policy provides the manner and basis on which the terms of office and employment of the Company Office Holders will be established and approved. The Compensation Policy will be in effect for three years from the Meeting, if approved by the shareholders.

The Compensation Policy includes both long term and short term compensation elements. To the extent deemed appropriate, the Board of Directors and Compensation Committee will make use of external consultants to update the Compensation Policy and for oversight and control of the policy adopted.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy for the Company's directors and officers substantially in the form attached hereto as Appendix A.”

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Item 1, provided that either (i) such majority includes at least a majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the Item (abstentions will not be taken into account); or (ii) the total number of votes against such Item among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a "Special Majority").

Amendment 20 provides, however, that a company’s board of directors may adopt a Compensation Policy even if the shareholders vote against its approval, provided that the compensation committee, and thereafter the board of directors of the company, will determine, based on detailed arguments and after having re-discussed the Compensation Policy, that the approval of the Compensation Policy despite the objection of the company’s shareholders is for the benefit of the company.

The Board recommends that the shareholders vote "FOR" the approval of the Compensation Policy for the Company's Office Holders.

ITEM 2- APPROVAL OF THE TERMS OF EMPLOYMENT OF MS. LIMOR GANOT AS
THE CO-CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Companies Law requires that the terms of service and employment of the Company’s chief executive officer be approved by the Company’s Compensation Committee, the Board of Directors and a Special Majority of the shareholders of the Company.  On March 22, 2013, the Company announced that Ms. Limor Ganot had been appointed to serve as the Co-Chief Executive Officer of the Company, alongside the current Chief Executive Officer and Chief Operating Decision Maker Mr. David Wiessman, commencing April 1, 2013. Ms. Ganot provided consulting services to the Company from January 1, 2013 until her appointment as Co-Chief Executive Officer.

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Below are summaries of the background and qualifications of Ms. Ganot:

Ms. Ganot has served as our Co-CEO since April 2013. Ms. Ganot has served in different positions in Alon Israel Oil Company Ltd. from 2004, and in her last position served as Vice President Business Development and Merger Acquisitions at Alon Israel Oil Company Ltd. Ms. Ganot holds a BA in Accounting and Economics from the Tel Aviv University and is a certified accountant. Ms Ganot serves as a director in Mega Retail Ltd., Dor Alon Retail Sites Management Ltd., Bee Group Retail Ltd., Naaman Group (N.V.) Ltd., Kfar Hasha’ashuim Toy Chain Stores Ltd., Diners Club Israel Ltd., and as chairman of the board of directors of Alon Cellular Ltd. Ms. Ganot also serves as a director in several subsidiaries of Blue Square Real Estate Ltd. related to the Tel Aviv Wholesale Market project, and the Givon Parking Lot project, and other companies in the Alon Blue Square group.

Following the approval by the Company's Compensation Committee, and the Board of Directors, it is proposed to approve Ms. Ganot's terms of employment with respect to Ms. Ganot's service as Co-Chief Executive Officer of the Company (the "Co-CEO Terms of Employment").

The following is a summary of the principal terms of the Co-CEO Terms of Employment:

Services: Ms. Ganot will serve as Co-Chief Executive Officer of the Company in a capacity equal to two-thirds (67%) of full-time working capacity. Ms. Ganot will report regularly to the Company's Chief Executive Officer and Chief Operating Decision Maker. Ms. Ganot agrees that during her term of employment, she will not work in any other work or business, directly or indirectly, whether during business hours or not, for payment or not, unless the Company's Board of Directors agrees in advance in writing. The Company will permit Ms. Ganot to concurrently work for Alon Israel Oil Company Ltd. ("Alon Oil") or a company related to Alon Oil in a part-time capacity not exceeding thirty-three percent (33%) of full-time working capacity so long as such other positions do not conflict with Ms. Ganot's position with the Company.

Term: The Co-CEO Terms of Employment will commence retroactively as of April 1, 2013, but payment of salary shall commence retroactively as of January 1, 2013 in consideration for consulting services provided by Ms. Ganot to the Company from January 1, 2013 until her appointment as Co-Chief Executive Officer on April 1, 2013.

Salary: The monthly payment in consideration for Ms. Ganot's services to the Company from January 1, 2013 will be NIS 45,000, linked to increases in the Israeli consumer price index.

Social Benefits: Ms. Ganot will be entitled to managers' insurance and educational fund (keren hishtalmut) and 14 days annual vacation. Ms. Ganot will also be entitled to the prorated (67%) sick pay and recuperation fees (dmey havraa) in accordance with Israeli law.

Other Benefits: The Company will provide Ms. Ganot with a vehicle (at least class 5) as customary with the Company and with a cellular phone and a cellular phone line, to enable Ms. Ganot to perform her duties, and will bear all expenses related thereto, including vehicle maintenance costs or pro rata costs of all vehicle expenses if the vehicle is provided to Ms. Ganot by a third party. The Company will also reimburse Ms. Ganot for all expenses incurred by Ms. Ganot in her capacity as Co-Chief Executive Officer in accordance with the Company's policies.

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Bonuses and Other Compensation: Subject to the Compensation Policy referred to in Item 1 above, the Chief Executive Officer and Chief Operating Decision Maker will at the end of each calendar year recommend whether Ms. Ganot will receive an annual bonus and the terms of such bonus in accordance with the terms of the Compensation Policy and on the basis of criteria established therein and will be approved as required by law. In addition, subject to the Compensation Policy, if the Board of Directors approves the adoption of an option plan, Ms. Ganot may participate in such plan, subject to any approvals required by law.

Confidentiality and Non Competition Undertakings: Ms. Ganot has undertaken towards the Company confidentiality and non-competition undertakings. The confidentiality undertakings apply during the Co-CEO Terms of Employment and for an unlimited period. The non-competition undertakings apply during the Co-CEO Terms of Employment and for a period of six months following the end of the employer-employee relationship or the end of the Adjustment Period (as defined below), whichever is later.

The Company may terminate the Co-CEO Terms of Employment without any advance notice for cause as described in an employment agreement to be executed with Ms. Ganot.

Either party to the Co-CEO Terms of Employment may terminate the agreement by providing the other party with three-month advance written notice ("Advance Notice Period"). At the Company's discretion, the Company may elect that Ms. Ganot continue to work or terminate working during the Advance Notice Period or any part thereof, and Ms. Ganot will be entitled to receive full pay and other benefits under the Co-CEO Terms of Employment during the Advance Notice Period and for a period of three months after expiration of the Advance Notice Period (such second period, the "Adjustment Period"). These termination provisions will not apply in the event the employment is terminated for cause, as described above.

The Compensation Committee and Board of Directors noted that the terms of the proposed Co-CEO Terms of Employment are reasonable and in accordance with the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the terms of employment of Ms. Limor Ganot, the Co-Chief Executive Officer, as described in the proxy statement."

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required to approve of Item 2, provided that either (i) such majority includes at least a majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the Item (abstentions will not be taken into account); or (ii) the total number of votes against such Item among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 3 – RE-APPROVAL OF THE TERMS OF SERVICE OF MR. DAVID WIESSMAN,
CHIEF EXECUTIVE OFFICER AND CHIEF OPERATING DECISION MAKER OF THE
COMPANY

The Companies Law requires that the terms of service and employment of the Company’s chief executive officer ("CEO") be approved by the Company’s Compensation Committee, the Board and a Special Majority of the shareholders of the Company.  In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of service and employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders. Mr. David Wiessman has served as the CEO since January 2013 and as and Chief Operating Decision Maker since April 2011. Mr. David Wiessman has also served as director in the Company since June 2003 and served as Executive Chairman of the Board of Directors from November 2005 until January 2013.

Below are summaries of the background and qualifications of Mr. Wiessman:

Mr. David Wiessman has served as our CEO since January 2013 and as CODM since April 2011. Mr. Wiessman served as our Executive Chairman of the Board of Directors from November 2005 until January 2013. Mr. Wiessman is also the Chairman of the board of directors of Mega Retail since March 12, 2007 and the Chairman of the board of directors of BSRE since December 21, 2005. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Active Joint Chairman of the Board of Directors of Dor-Alon Energy In Israel (1988) LTD., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc. and Alon USA Partners GP, LLC, Director of Alon Natural Gas Explorations Ltd and Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of Alon Blue Square.

Following the approval by the Company's Compensation Committee, and the Board of Directors, it is proposed to approve the terms of service between the Company and Mr. Wiessman with respect to Mr. Wiessman's service as CEO and Chief Operating Decision Maker of the Company (the "CEO Terms of Service"). These terms of service are identical to the terms of service Mr. Wiessman received in his capacity as Executive Chairman of the board of directors and which were approved in the past by the shareholders of the Company.

The following is a summary of the principal terms of the CEO Terms of Service;

Under the proposal, Mr. Wiessman would receive a monthly payment of NIS 42,456 plus VAT linked to changes in Israel’s consumer price index since November 2005, when Mr. Wiessman became Executive Chairman of the board of directors of the Company. The compensation would be updated every three months. As of the mailing of this proxy statement, the monthly payment would be NIS 50,943.

No additional fees are to be paid to Mr. Wiessman for attending meetings of the board of directors or any committee of the board of directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as CEO.

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Mr. Wiessman received this compensation in his capacity as Executive Chairman of the Board of Directors from February 2006, following approval of our audit committee, board of directors and shareholder meeting, and this arrangement was approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012. Because Mr. Wiessman became CEO in January of this year, the Companies Law requires that this compensation again be approved by the compensation committee, board of directors and shareholders of the Company. The compensation committee and Board of Directors approved the CEO Terms of Service and noted that the CEO Terms of Service are reasonable and in accordance with the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to re-approve the terms of service of Mr. David Wiessman, the Chief Executive Officer and Chief Operating Decision Maker of the Company which shall be effective from the date Mr. Wiessman became CEO in January 2013."

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required to approve of Item 3, provided that either (i) such majority includes at least a majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the Item (abstentions will not be taken into account); or (ii) the total number of votes against such Item among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yitzhak Bader

Chairman of the Board of Directors

Dated: August 8, 2013

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Appendix A

[THIS IS A CONVENIENCE ENGLISH TRANSLATION OF THE BINDING HEBREW

VERSION OF THE COMPENSATION POLICY FOR OFFICER HOLDERS]

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Officers' Compensation Policy

Alon Blue Square Israel Ltd. (the "Company")

The definitions and terms in this compensation policy shall be construed according to the meaning assigned to them in the Companies Law, unless otherwise stipulated in the compensation policy.

1.	General

1.1	This document constitutes the compensation policy for the Company's officers, according to the meaning of this term in clause 267a(a) of the Companies Law – 1999 ("The Companies Law"), for a period of 3 years.

1.2	This document seeks to provide guidelines on compensating the Company's officers based on principles that maintain an appropriate balance between the desire to reward the officers for their success and the desire to recruit, incentivize and retain high quality officers for the long term and ensuring the compensation structure is consistent with the Company's business and cross-organizational strategy for the long term, taking into account, inter alia, the Company's risk management;

1.3	The considerations which guided the Company's compensation committee (herein, the "Compensation Committee") in adopting the remuneration policy for the officers include:

1.3.1	Advancing the Company's goals, work plans and policy with a long term perspective.

1.3.2	Creating adequate incentives for the Company's officers, taking into account its risk management policy.

1.3.3	The Company's size and nature of activity.

1.3.4	In respect of variable components – the officer's contribution to attaining the Company's goals and maximizing its profits in the long term and in accordance with the officer's role.

1.4	It should be stressed that this policy does not entitle the Company officers to receive any of the rewards listed in this compensation policy by virtue of adopting this compensation policy. The compensation to which an officer currently serving in the Company or that will serve the Company in the future is entitled will be according to the specific conditions stipulated for that officer and approved by the Company's authorized organs and subject to the provisions of the law.

1.5	It should be stressed that the compensation policy stipulates caps for the various compensation components. Consequently, in case an officer receives compensation which is lower than the compensation stipulated in this policy, this shall not be deemed as deviation from the Company's compensation policy and no approval will be required from the general meeting for this as in the case of the required approval of terms of office and employment when deviating from a compensation policy.

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1.6	The remuneration policy has no impact on the provisions of agreements approved prior to the approval of the compensation policy. In general, the existing agreements comply with the principles of the proposed compensation policy.

1.7	Unless otherwise specified, the parameters for the cost of salary of the compensation pertain to salaried employees in a full time position. If the relevant officer is not a salaried employee and/or is not employed in a full time position, or if the officer is employed by another company in the Group and the Company pays a proportional share of the cost of his/her salary, the necessary adjustments should be made. For example, if the officer is an independent contractor who provides services to the Company against an invoice, the necessary adjustments will be made so that the cost incurred by the Company shall not be higher than the cost incurred had the officer been a salaried employee. It is hereby clarified that calculation of the officer's tenure will take into account previous consecutive terms of his/her employment in any of the Group companies.

2.	Elements of the total remuneration

2.1	The total compensation of the Company's officers may comprise several compensation components (all or some):

2.1.1	Base compensation or salary.

2.1.2	Social benefits and associated expenses – see details in section 5 below.

2.1.3	Variable cash compensation – annual bonus.

2.1.4	Equity-based compensation.

2.1.5	Terms of completion of service – compensation above the cap stipulated in the law, adjustment period, early notice or any other benefit awarded to the officer in connection with termination of his/her role with the Company.

2.1.6	Insurance, exemption and indemnification.

2.2	Definitions:

2.2.1	"Base compensation" or "salary" – gross monthly wage.

2.2.2	“Fixed Compensation” or "Cost of wage" – base compensation with the addition of associated social benefits and additional benefits expressed in terms of cost to the employer;

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2.2.3	"Variable compensation " – variable compensation payable in cash and varied equity-based compensation.

2.2.4	"Total compensation " – the total compensation cost in terms of cost to the employer, including cost of wage, bonuses and value of options per vesting year.

2.2.5	"Officer" – as defined in the Companies Law, namely chief executive officer (CEO), chief operating officer (COO), deputy CEO, vice CEO, vice president, a person fulfilling such a role in the Company even if under a different title, as well as director or a manager reporting directly to the CEO[1], as well as manager appointed and defined as an officer by the Company's board of director for purposes of the compensation policy. However, some clauses in the compensation policy apply only to some of the officers, as stipulated below.

2.2.6	"The Group" – Alon Blue Square Israel Ltd. and its subsidiaries;

3.	Determination of compensation

3.1	Upon determining the wage of the officer, the compensation committee and the board shall consider all of the considerations listed in 3.2-3.4.

3.2	The terms of office and employment of the Company's officers shall be stipulated and approved, among others, with attention and consideration to the principles listed below:

3.2.1	The officer's education, skills, expertise, professional experience and accomplishments;

3.2.2	The officer's role, responsibilities and previous wage agreements entered with him/her.

3.2.3	The degree of responsibility imposed on the officer by virtue of his role in the Company and the Company's need to retain the officer in view of his/her skills, know-how or expertise.

3.3	Internal Comparison - the ratio between the officers' compensation and the compensation paid to other Company employees;

1 The wage of the Company's CEO and Chief Operating Decision Maker is paid under a service agreement between the Company and the parent company and is therefore excluded from this policy document (herein, "the service agreement").

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3.3.1	The Company attaches great important to awarding adequate compensation to all Company employees and to maintaining reasonable differences between the compensation paid to officers and to other company employees. For this reason, the Company will assess the ratio between the terms of office and employment of officers to the wages[2] of other Company employees and contractor workers, and in particular the ratio to the average and mean wage of these workers and the impact of the differences between them on the work relations in the Company.

3.3.2	The discussion of the remuneration policy was held by the compensation committee and the board with attention given to the employment terms and agreements in existence in the Company at the time of approving this compensation policy. In addition, in the course of the discussion, the compensation committee and the board were presented with the details regarding the average and mean cost of wage in the Company, and the compensation committee and the board determined that the ratio between the office and employment terms of the officers that could result from this compensation policy and the said average and mean wages at the time of the approval of the compensation policy is not expected to adversely affect the work relationships in the Company. As at the time of the report, the ratio between the maximum total compensation of the CEO (if her employment agreement is approved) to the average wage (as defined in 3.3.1) in the Company is 1:6 while to the mean wage is 1:7 (standardized for a full time position). The maximum ratio between the total compensation of the vice president and the average wage is 1:6 and to the mean wage in the Company is 1:7.

3.4	Comparison to market (benchmark) – conducting a comparative data survey of the customary wage in the relevant market for similar positions in similar companies.

3.4.1	For purposes of the comparison, at least 8 Israeli publicly-held companies which are traded in the Tel Aviv Stock Exchange, which engage in investments and holdings and whose market value is as close as possible to that of the Company (herein, the "comparable companies").

3.4.2	In the comparative survey, the market value figures of the Company will be in the range between the 20th and 80th percentile in comparison with the comparable companies.

3.4.3	The comparison shall cover all components of the compensation package and (to the extent the information is available) shall present: the accepted wage cost range in similar positions expressed in terms of cost to the company (including distribution within the range); the ancillary terms which are customary in the market; the customary range of annual bonuses and the customary range of equity-based compensation.

2 For the purpose of this clause, "wage" is defined according to its definition the Companies Act.

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4.	Base Compensation

4.1	The base compensation reflects the skills of the employee, such as experience, the knowledge he/she brings with him to the job, expertise in the relevant area, education, professional certifications and the like, while taking into account the responsibility assumed by the employee and the job requirements that derive from it.

4.2	The cost of base compensation to be determined for the Company's officers shall be up to the 80th percentile compared with the cost of base compensation of equivalent officers in the comparable companies. Within the boundaries of this range, the cost of base compensation will be determined with attention to clauses 3.1-3.2.

4.3	The Company is entitled to approve linkage of the officers' wages to increases in the Consumer Price Index.

5.	Ancillary social benefits and additional benefits to officers

Subject to the approval of the board and the recommendation of the compensation committee, the Company shall be entitled to approve for an officer ancillary social benefits to the base compensation, all or some of them based on the Company's discretion as listed below:

5.1	Allocations to pension and disability insurance – the Company will make allocations to pension fund and/or managers insurance which shall not be lower than the provisions stipulated in the law with respect to this.

5.2	Severance pay – the Company shall allocate for severance pay for the officers to the pension fund/managers insurance according to the officers' choice in respect to pension insurance allocations under law. Without derogating from the aforementioned, the Company shall be entitled to pay an officer an additional amount of severance pay of up to 100% of the last base compensation for each year of employment, subject to the discretion of the board and the compensation committee and in view of the circumstances under which the employment terminated.

5.3	Educational fund – the Company may provide up to 7.5% of the salary of the officers up to the cap stipulated in the law, provided the employee provides up to 2.5% of his salary. As regards allocations that exceed the cap recognized for tax deduction purposes, the employed officer will be able to choose the amount provided by the Company as additional salary for which no social benefits have been paid.

5.4	Saving fund - the Company shall be entitled to provide to a saving fund up to 3% of the officer's salary, in parallel to an identical allocation made by the officer.

5.5	Car - the Company shall be entitled to provide the officer with a car according to its discretion. The car expenses will be covered by the Company. The officer shall be imputed the value of the car under the law. The grossing up of the entire or part of the car's value will be carried out according to the Company's discretion.

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5.6	Telephone – the Company shall be entitled to provide the officer with a mobile and/or fixed telephone and shall cover the related expenses. The usage value shall be borne by the officer.

5.7	Expense reimbursement – the officer will be entitled to full reimbursement of reasonable business-related expenses he/she actually incurs as part of his/her work (including abroad) in accordance with the Company's procedures.

5.8	Annual leave – the officer shall be entitled to at least the annual leave according to the Annual Leave Law, but the Company will be entitled to grant the employee with leave days in excess of the amount in the law, up to a limit of 22 work days a year. Accumulation of leave days will be allowed up to two times the number of leave days to which the officer is entitled.

Upon the termination of his/her employment, the officer will be entitled to redeem the leave days accumulated at his/her credit according to the employment agreement entered with him/her.

5.9	Sick leave – an officer will be entitled to up to 25 sick leave days per year and no less than that said in the law, and will be entitled to accumulate up to 90 sick leave days. Pursuant to the Company's customary procedures, the officer will be entitled to full pay for days he/she was absent from work as a result of illness stating from the first day of absence. The Company is entitled to grant the Company's CEO up to 30 sick leave days a year and accumulation of up to 90 sick leave days. It is hereby clarified that unused sick leave days cannot be redeemed.

5.10	13th month salary – the Company will be entitled to award officers an additional salary equal to a month's salary amount, which will be paid at regular dates during the year which the Company will stipulate.

5.11	Recuperation fee – an officer will be entitled to recuperation fee under the daily rate stipulated in the law. However, the Company shall be entitled to grant the officer with recuperation fee up to a cap of 16 recuperation days a year.

5.12	Officers' exemption, indemnification and insurance – the Company will be entitled to award the officers exemption and indemnification letters in the form approved or to be approved by the Company's authorized organs. In case the Company shall seek to amend the exemption and indemnification letters, either as a result of regulatory or legal provisions or for another reason, the Company shall submit the amended exemption and indemnification letters for approval by the authorized organs under law. Without derogating from the aforementioned, the officers will be covered by officers' liability insurance which the Company shall acquire from time to time and subject to obtaining the approvals required in the law.

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5.13	Miscellaneous – the Company is entitled to award an officer a holiday gift, to participate in recreation and wellbeing activities customary at the Company, to a newspaper subscription and professional literature according to his/her area of work, to payment of member fees to professional associations and to covering of professional refresher courses as well as to various benefits acceptable at the Company from time to time.

6.	Terms of office termination

6.1	Early notice

An officer is entitled to an early notice period under the law. Nonetheless, the Company shall be entitled, in the first three years of the officer's term, to stipulate an early notice period of up to 3 months. In case of an officer who serves as officer in the Company for a period exceeding 3 years, the Company shall be entitled to extend the early notice period to 6 months.

During the early notice period, the officer will be required to continue fulfilling his/her duties unless the board decides to release him from this commitment and will be entitled to an early notice payment in the amount of the salary and the ancillary terms for the balance of the early notice period.

6.2	Adjustment bonus

Generally, the Company does not grant additional payments to retiring officers in addition to the early notice. Notwithstanding the above, in accordance with the recommendation of the Company's CEO and/or Chairperson of the Board, the compensation committee (or the authorized organs, in the case of CEO) shall be authorized to approve an adjustment bonus to an officer upon the termination of the office, up to the limits listed in the table below

Level	Maximum adjustment bonus
CEO	Up to 6 salaries
Vice President	Up to 3 salaries

while taking into account the parameters listed below: (1) the Company's performance at the time the office has ended; (2) the officer's contribution to attaining the Company's goals and maximizing its profits during his/her employment; (3) the circumstances under which the officer is retiring; and (4) the tenure of the employment. Adjustment bonuses shall be approved to an officer provided his/her retirement does not take place under circumstances that justify the denial of severance pay.

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During the adjustment period the officer will not be required to continue fulfilling his/her job, but will be entitled to continue all office and employment terms without any change.

6.3	Non-competition – the Company will be entitled to ask the officers to undertake in writing, at the time of entering the employment contract with the Company, to refrain from competing against the Company for a period no shorter than the early notice period and the adjustment period following their retirement from the Company.

6.4	Severance pay – see 5.2 above.

7.	Variable cash remuneration – annual bonus

7.1	The Company's compensation policy is based, among others, on the assumption that the total compensation of the Company's officers should be influenced by the Company's business results, which reflect the attainment of the various strategic goals of the Company and the personal contribution of each officer to the attainment of these goals.

7.2	In line with the aforementioned, the Company's officers will be entitled to an annual bonus based on their compliance with performance goals stipulated to them in advance, all according to an annual bonus plan which to be brought for approval before the compensation committee and the Company's board of directors. Under this plan, the Company's officers will be entitled to an annual bonus for meeting company-wide goals and personal goals and/or according to the discretion of the authorized echelon and with the approval of the compensation committee and the board.

7.3	The weights for calculating the annual bonus according to the types of goals and in relation to the bonus cap for each officer are as follows:

7.3.1	For 2013

	Company wide	Personal	Discretionary

All officers	80%-100%	0%	0%-20%

7.3.2	For 2014 and onward:

	Company wide	Personal	Discretionary

CEO	50% -60%	20% - 30%	10%-20%

Vice President	50% -60%	20% - 30%	10%-20%

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7.4	Threshold terms – in case the Company's consolidated annual profit before tax for a certain year is negative (loss), the officer shall not be entitled for an annual bonus for that year for the company-wide financial parameter and for the personal parameter.

7.5	The company-wide parameters according to which the annual bonus is calculated for each officer:

7.5.1	CEO - The officer will be entitled to an annual bonus as a function of the Company's financial results and attainment of its goals, and in accordance with the decision of the board of directors and subject to law. The bonus will be based on financial goals in relation to the Company's budget. The goals will be selected at the beginning of each year from a list of budgetary goals and improvement goals in comparison with a previous year, such as capital to debt ratio, net profit, share value, return on equity, strategic projects and more. The weights assigned to each goal shall not exceed 40% and not be less than 20% of the company-wide bonus component and shall be determined in the beginning of each year. The bonuses will be linearly distributed between the bonus' threshold and cap in proportion between 80%-120% of the budget, respectively. For the purpose of awarding a bonus on company-wide goals, one-time profits/losses which are not part of the normal course of business shall be excluded from the calculation.

7.5.2	Vice President - the officer will be entitled to an annual bonus as a function of the Company's financial results and attainment of goals and subject to the decision of the Company's board of directors and subject to any law. The bonus will be based on financial goals in comparison with the Company's budgets. The goals will be selected in the beginning of every year out of a list of budgetary and improvement goals in comparison with the previous year, such as capital to debt ratio, net profit, share value, return on equity, strategic projects and more. The weights assigned to each goal shall not exceed 40% and shall not be less than 20% of the company-wide bonus component and shall be determined in the beginning of each year. The bonuses will be linearly distributed between the bonus' threshold and cap in proportion between 80%-120% of the budget, respectively. For the purpose of awarding a bonus on company-wide goals, one-time profits/losses which are not part of the normal course of business shall be excluded from the calculation.

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7.6	Personal parameters – the attainment of personal, performance-based and measurable goals according to the areas of work and responsibility of the officers as defined at the beginning of each year for each officer, on an annual basis. The parameters will be drafted in such a manner as to reflect the position and scope of specific responsibility of the officer. In addition, the personal parameters will be set on the basis of the Company's strategic plan. Sample parameters include business development goals, meeting the timetable of a strategic project execution, cash flow, sales objectives, cost structure, entering a new activity area, activity compared to the markets from a group perspective, financial management, management of investor relations, entering a material or strategic contract, contribution to the Group's synergy, and the like.

The assessment of the officer will be carried out according to personal parameters defined for each officer in advance at the recommendation of the upper echelon and following approval by the compensation committee and the board.

7.7	Discretion – the officer will be entitled to a bonus according to the discretion of the upper echelon after all considerations have been presented to the compensation committee and the board, subject to that said in section 7.3 above.

7.8	Annual bonus cap - the annual bonus shall not exceed the total of 6 monthly salaries for the officer.

7.9	Annual bonus – general rules:

7.9.1	The disbursement of annual bonus in cash for attainment of company-wide and personal goals is subject to the existence of the threshold for granting an annual bonus as described in section 7.4 above.

7.9.2	Upon awarding of the bonus, the officers shall undertake to return to the Company the bonus or part thereof in case it turns out in the future that the bonus had been awarded based on figures that have turned out to be misstated and have been restated in the Company's financial statements for a period of two consecutive annual financial statements after the approval of the bonus.

7.9.3	In case of termination of office, the board will be entitled to award the officer, according to its discretion and taking into account the circumstances of the retirement, a proportional amount of the annual bonus for the year in which the office ended.

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The board shall have discretion on cancellation or reduction of the annual bonus amount to the officer in a certain year based on circumstances defined by the board and in particular the Company's financial results for that year.

7.10	One-time bonus

7.10.1	The board is entitled to decide to award a one-time bonus for a significant accomplishment of an officer at the Company as part of accomplishing a transaction outside the Company's normal course of business (above and below, "one-time bonus")

7.10.2	The one-time bonus shall not exceed three salaries.

7.10.3	If paid, the one-time bonus is separate and unrelated to the annual bonus.

7.10.4	In addition, the compensation committee and the board will be entitled to approve up to 3 salaries as a signing bonus for a new officer whose recruitment is of special importance for the Company.

8.	Variable equity-based compensation

8.1	The Company reserves the right to award its senior officers and employees of its subsidiaries with restricted shares, restricted share units, options for ordinary shares and any other type of equity-based compensation in line with the equity-based compensation plans adopted from time to time and subject to any relevant law.

8.2	The officers' eligibility to the equity-based compensation shall be according to plan definitions approved by the Company from time to time.

8.3	The required vesting period for equity-based compensation awarded to an officer shall not be shorter than 3 years from the date of awarding the equity-based compensation.

8.4	The exercise price of an option unit shall not be lower than the average price of the Company's share price in the Tel Aviv Stock Exchange during the 90 trading days preceding the award date; the Company will be entitled to decide that the exercise price of options allocated for officers under the plan will be used only to calculate the decide the monetary amount of the benefit and the number of shares issued to the officers in practice ("net repayment in shares") or for any other similar plan.

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8.5	Cap on the equity-based compensation – the maximum fair value (at the time of the awarding) for the total option package (CASHLESS type) allocated to a single officer, according to one of the common valuation methods divided by the number of vesting years shall not exceed 6 salaries per vesting year. This amount is not necessarily consistent with the expense in the financial statements according to the accounting rules used in Israel.

9.	The ratio of fixed compensation to variable compensation

To ensure compatibility between all compensation components, below are the possible ratios between the components of the compensation package for a given year of the Company's officers in relation to the base compensation component (except for the granting of a one-time bonus):

9.1.1	CEO – the ratio of variable compensation components (taking into account maximum eligibility for this component) to the fixed compensation to the CEO (in terms of cost to the Company) shall not exceed 1.

9.1.2	Vice Presidents – the ratio of variable compensation components (taking into account maximum eligibility for this component) to the fixed compensation to the Vice President, in terms of cost for the Company, shall not exceed 1.

10.	Director compensation

10.1.1	The salary of directors who are not receiving any compensation from the controlling shareholder will be determined according to the Companies Regulations (Rules on Compensation to External Directors) – 2000.

10.1.2	Section 5.11 above shall apply also to directors and external directors.

11.	Policy, oversight and control of the officers compensation

11.1	The said approval of the compensation to the officer will be carried out according to the compensation policy, as approved by the Company's board of directors and following the compensation committee's recommendation. The Company shall act according to any current or future legal provision which applies to the Company's compensation policy.

11.2	The compensation committee and the board are responsible for managing and applying the compensation plans and their implementation and for taking the necessary actions for this purpose, including the authority to interpret the provisions of the compensation policy in any event of doubt regarding the manner of its implementation.

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11.3	The Company's board of directors shall review the compensation policy from time to time. When the compensation policy needs updating, the update will be carried out according to the provisions of the law.

11.4	Should they deem it necessary, the board of directors and the compensation committee will retain external consultants for drafting/updating the compensation policy and oversight and control of the policy as stipulated.

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Proof 4

Special General Meeting of Shareholders of Alon Blue Square Israel Ltd.

Date: September 9, 2013

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Proposals for upcoming Special General Meeting of Shareholders

	For	Against	Abstain
1. To approve the Company's Compensation Policy.	☐	☐	☐

	Yes	No
1A. Are you a controlling shareholder of the Company or do you have a personal interest in the Compensation Policy underlying Proposal 1? (Please note: if you do not mark either Yes or No your shares will not be voted for this proposal)	☐	☐

	Yes	No
2A. Are you a controlling shareholder of the Company or do you have a personal interest in the transactions underlying Proposal 2? (Please note: if you do not mark either Yes or No your shares will not be voted for this proposal)	☐	☐

	Yes	No
3A. Are you a controlling shareholder of the Company or do you have a personal interest in the transactions underlying Proposal 3? (Please note: if you do not mark either Yes or No your shares will not be voted for this proposal)	☐	☐

NOTE: The term "personal interest" includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent to a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not. An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

Authorized Signatures - This section must be completed for your Instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Alon Blue Square Israel Ltd. to be held September 9, 2013 For Holders as of August 5, 2013

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time September 4, 2013.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2013 Mediant Communications LLC. All Rights Reserved

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77019 Alon Blue Square VIF Proof 4

Alon Blue Square Israel Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on September 4, 2013)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of Alon Blue Square Israel Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 5, 2013** at the **Special General Meeting** of the Shareholders of Alon Blue Square Israel Ltd. to be held at their executive offices on **September 9, 2013** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903